Filed by HEARx Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Helix Hearing Care of America Corp.
Registration Statement 333-73022

On June 27, 2002, HEARx issued the following press release:

Company Contacts:	The Investor Relations Company:
Paul A. Brown, M.D.	Karl Plath or
HEARx Ltd.	Brien Gately
(561) 478-8770 Ext. 123	(847) 296-4200

Steve Forget
Helix Hearing Care of America Corporation
(514) 353-0001

HEARx, HELIX SHAREHOLDERS VOTE OVERWHELMINGLY
IN FAVOR OF COMBINING OPERATIONS

WEST PALM BEACH, Fla., and MONTREAL, June 27, 2002-HEARx Ltd. (AMEX: EAR) and Helix Hearing Care of America Corporation (TSE: HCA) today announced that their shareholders have overwhelmingly approved the combination of the two companies. Both HEARx and Helix conducted special meetings of shareholders on June 26, 2002 to consider the combination.

The combination is expected to be completed within a week following a final review of the transaction by the Superior Court of Quebec. Management plans to change HEARx’s name to HearUSA, Inc. HEARx’s common stock will continue to trade on the American Stock Exchange under the symbol “EAR”. Following the completion of the combination, HearUSA will begin utilizing the previously announced $25 million in funding for selected acquisitions. These acquisitions are expected to contribute to the growth of HearUSA for fiscal 2003 to $100 million in revenue.

Under terms of the agreement between the companies, Helix shareholders will receive 0.3537 shares of HEARx common stock or 0.3537 exchangeable shares of HEARx Canada, Inc., HEARx’s newly formed Canadian subsidiary, for each share of Helix stock. Each exchangeable share is convertible into one share of HEARx common stock at the election of the holder and is entitled to one vote per share on all matters subject to the vote of holders of HEARx common stock.

“We believe combining the HEARx and Helix operations will result in a stronger and more competitive company capable of achieving greater financial strength, better access to capital markets and greater growth potential than either company would have on its own,” said HEARx Chairman and CEO Paul A. Brown, M.D.

Steve Forget, chairman, president and chief executive officer of Helix, added: “We expect shareholders of both companies to benefit as we improve hearing care throughout the United States and Canada.”

During the regular annual meeting of HEARx shareholders, conducted the day before the special meeting, shareholders reelected the slate of directors: Dr. Brown, Stephen J. Hansbrough, Thomas W. Archibald, David J. McLachlan, and Joseph L. Gitterman III. After the combination is completed, the board will be expanded to nine members and four members from Helix will be added.

About HEARx

HEARx Ltd. provides hearing care to patients whose health insurance and managed care organizations have contracted with HEARx for such care and to retail “self-pay” patients. Seventy-nine HEARx centers are currently located in California, Florida, New York and New Jersey. HEARx is the largest hearing care organization accredited by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) in the $2.5 billion field of hearing services of which approximately $600 million is generated in the geographic areas currently serviced by HEARx centers.

About Helix

Helix, through its primary operating subsidiaries, owns or manages 128 hearing healthcare clinics located in Massachusetts, Pennsylvania, New York, Ohio, Michigan, Wisconsin, Minnesota, Missouri and Washington, as well as in the Provinces of Ontario and Quebec, Canada. Also, through its Hear USA Advantage Network and its recent acquisition of Auxiliary Health Benefits Corporation, doing business as National Ear Care Plan, Helix has access to more than 2000 affiliated provider members. Helix is currently one of the leading corporate-owned clinic, e-commerce / direct marketing and affiliated provider network companies in the North American hearing healthcare industry.

This press release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include the statements concerning the current expected breakeven point for the company. Actual events could differ materially from those stated herein and depend on a number of risks and uncertainties, including the company’s ability to control costs, the accuracy of management’s assumptions, general industry and market conditions and effectiveness of the company’s marketing efforts as well as the risk factors beginning on page 13 of the amended joint proxy statement/prospectus contained in the Form S-4/A filed with the U.S. Securities and Exchange Commission on May 24, 2002.

On May 24, 2002, HEARx filed a Form S-4/A containing a joint proxy statement/prospectus with the U.S. Securities and Exchange Commission concerning the combination with Helix. Investors and security holders are urged to read the joint proxy statement/prospectus filed with the SEC on May 24, 2002 and other relevant documents carefully when they are made available. These documents will contain important information about the transaction and related matters. The definitive joint proxy statement/prospectus was sent to stockholders of HEARx and Helix commencing on or about May 29, 2002. Investors and security holders can obtain free copies of these documents through the SEC website at www.sec.gov and the SEDAR website at www.sedar.com or from the companies by directing requests to:

HEARx: 1250 Northpoint Parkway	Helix: 7100 Jean-Talon East - Suite610
West Palm Beach, Florida 33407	Montreal, Quebec, H1M 3S3
Attention: Corporate Secretary	Attention: Corporate Secretary